Leonard W. Burningham
                              Lawyer
                   Hermes Building * Suite 205
                        455 East 500 South
                 Salt Lake City, Utah 84111-3323
                     Telephone (801) 363-7411
                        Fax (801) 355-7126
                    e-mail lwb@burninglaw.com


September 26, 2005

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporate Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W. Stop 3561
Washington, D.C. 20549

Re:       Souvall-Page and Company, Inc.
          Registration Statement on Form 10-SB
          Filed July 29, 2005
          File No. 000-51464

Dear Mr. Reynolds:

     This letter is to respond to certain questions that you raised regarding information the Company presented in our Form 10SB, in your comment letter dated September 20, 2005.

Comment #1. We have included updated financial statements for the quarter ended June 30, 2005. We have also updated the December 31, 2004 financials to indicate Class A common stock with no par value.

Comment #2. We have made the references to the Class A Common Stock consistent on the cover page, in Item 1, under the heading "Description of Securities" and in the financials.

Comment #3. We have included the SEC file number on the cover page of the Form 10-SB.

Comment #4. We have updated the share numbers slightly. We start with the 25,000,000 shares issued to organizers, then add 7,269,928 shares issued in the offering, minus 1,080,682 shares returned from the organizers for a balance as of April 30, 1982 of 31,189,246. Then we effected a 10 for 1 reverse making the number outstanding 3,118,925; we then acquired February 2, 1988 Souvall-Page Marketing Group, Inc. for 12,475,700 for a balance of 15,594,625. We issued 31,000,000 shares August 1997 for a balance of 46,594,625. We then effected a 1000 for 1 reverse September 1988 for a balance of 46,595, issued 15,311 shares in conjunction with the reverse for a balance of 61,906 and then we issued 600,000 shares for an ending balance of 661,906.

Comment #5. We have added to the General Business History section a paragraph discussing our blank check status.

Comment #6. We have removed the words "and words of similar import" from the first sentence of Item 1.

Comment #7. We have included a sentence stating that we can not ensure that we will be successful in obtaining quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc.

Comment #8. We have updated the first paragraph in the Business section and have added a risk factor regarding our Company's not being currently engaged in any substantive business activity.

Comment #9. We have included clarification to the Risk Factor regarding Discretionary use of Proceeds; "Blank Check" Company.

Comment #10. We have removed the last sentence of the second paragraph. We have also a paragraph explaining that Mr. Merrell's shares are subject to a Registration Agreement which is attached as exhibit 99 to the original 10-SB which was filed July 29, 2005. See the response to Comment # 16, too.

Comment #11. Our Company has not engaged in any business activity and we felt that there was no need to update the forward looking statements.

Comment #12. There are no agreements with the officers or directors regarding the paying of expenses.

Comment #13. We have added a paragraph under Plan of Operation detailing the costs and the funding.

Comment #14.  We have provided the address for Todd D. Ross.

Comment #15. We have updated the financial statements for December 31, 2004 and June 30, 2005 to indicate Class A common stock, no par value.

Comment #16. We have removed the sentence regarding our dispute as to the Worm letter's applicability; and at the end of this Item, indicated that transferees of Mr. Merrell are also subject to these restrictions, along with "affiliates."

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg